UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2026

Commission file number: 001-39738

Ucommune International Ltd

No. 12 Taiyanggong Middle Road, Guancheng Building, 10th Floor

Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 9, 2026, Ucommune International Ltd (the “Company”) (Nasdaq: UK) held an extraordinary general meeting of shareholders (the “Meeting”) at No. 12 Taiyanggong Middle Road, Guancheng Building, 10th Floor, Chaoyang District, Beijing, China.

At the Meeting, shareholders of the Company passed the following resolution:

Resolved as an ordinary resolution, that the following steps in respect of the share consolidation and the related increase of the authorised share capital of the Company be and are hereby approved:

1) The current authorised share capital of the Company is US$72,000,000 divided into 300,000,000 shares, each with a par value of US$0.24, comprising (i) 299,400,000 Class A ordinary shares (the “Class A Ordinary Shares”), (ii) 300,000 Class B ordinary shares (the “Class B Ordinary Shares”), and (iii) 300,000 Series A preferred shares (the “Series A Preferred Shares”).

2) If the official closing bid price per Class A Ordinary Share as reported by The Nasdaq Capital Market is below US$1.00 on each of three consecutive Trading Days (the “Price Trigger”), the Company shall determine the applicable consolidation ratio by selecting the highest ratio in the following descending order that is expected to leave the Company with at least 500,000 Publicly Held Shares immediately after the Share Consolidation: ten-for-one (10:1), eight-for-one (8:1), six-for-one (6:1), four-for-one (4:1), three-for-one (3:1), and two-for-one (2:1) (the applicable ratio, the “Selected Ratio”). “Publicly Held Shares” shall be determined in accordance with the applicable Nasdaq rules.

3) If a 10:1 consolidation is expected to result in fewer than 500,000 Publicly Held Shares, the Selected Ratio shall move successively to 8:1, 6:1, 4:1, 3:1 and then 2:1 until the requirement is satisfied. If a 2:1 consolidation is also expected to result in fewer than 500,000 Publicly Held Shares, no consolidation shall be implemented pursuant to this resolution without further approval of the Board and the shareholders.

4) At the Selected Ratio, every applicable number of issued or unissued shares of each class shall be consolidated into one share of the same class, the par value of each share shall be increased proportionately (the “Post-Consolidation Par Value”), and any fractional holding resulting from the consolidation shall be rounded up to the nearest whole share so that no fractional share shall arise (the “Share Consolidation”).

For the avoidance of doubt, the Share Consolidation and the Capital Increase shall be implemented, step by step, as follows depending on the Selected Ratio:

5)(a) If the Selected Ratio is 10:1:

i.	ten issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 30,000,000 shares, each with a par value of US$2.40, comprising 29,940,000 Class A Ordinary Shares, 30,000 Class B Ordinary Shares and 30,000 Series A Preferred Shares.

ii.	Immediately thereafter, 969,460,000 additional authorized but unissued Class A Ordinary Shares, 270,000 additional authorized but unissued Class B Ordinary Shares and 270,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$2.40, shall be created, so that the authorised share capital shall be increased to US$2,400,000,000 divided into 1,000,000,000 shares, each with a par value of US$2.40, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

5)(b) If the Selected Ratio is 8:1:

i.	eight issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 37,500,000 shares, each with a par value of US$1.92, comprising 37,425,000 Class A Ordinary Shares, 37,500 Class B Ordinary Shares and 37,500 Series A Preferred Shares.

ii.	Immediately thereafter, 961,975,000 additional authorized but unissued Class A Ordinary Shares, 262,500 additional authorized but unissued Class B Ordinary Shares and 262,500 additional authorized but unissued Series A Preferred Shares, each with a par value of US$1.92, shall be created, so that the authorised share capital shall be increased to US$1,920,000,000 divided into 1,000,000,000 shares, each with a par value of US$1.92, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

5)(c) If the Selected Ratio is 6:1:

i.	six issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 50,000,000 shares, each with a par value of US$1.44, comprising 49,900,000 Class A Ordinary Shares, 50,000 Class B Ordinary Shares and 50,000 Series A Preferred Shares.

ii.	Immediately thereafter, 949,500,000 additional authorized but unissued Class A Ordinary Shares, 250,000 additional authorized but unissued Class B Ordinary Shares and 250,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$1.44, shall be created, so that the authorised share capital shall be increased to US$1,440,000,000 divided into 1,000,000,000 shares, each with a par value of US$1.44, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

5)(d) If the Selected Ratio is 4:1:

i.	four issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 75,000,000 shares, each with a par value of US$0.96, comprising 74,850,000 Class A Ordinary Shares, 75,000 Class B Ordinary Shares and 75,000 Series A Preferred Shares.

ii.	Immediately thereafter, 924,550,000 additional authorized but unissued Class A Ordinary Shares, 225,000 additional authorized but unissued Class B Ordinary Shares and 225,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$0.96, shall be created, so that the authorised share capital shall be increased to US$960,000,000 divided into 1,000,000,000 shares, each with a par value of US$0.96, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

5)(e) If the Selected Ratio is 3:1:

i.	three issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 100,000,000 shares, each with a par value of US$0.72, comprising 99,800,000 Class A Ordinary Shares, 100,000 Class B Ordinary Shares and 100,000 Series A Preferred Shares.

ii.	Immediately thereafter, 899,600,000 additional authorized but unissued Class A Ordinary Shares, 200,000 additional authorized but unissued Class B Ordinary Shares and 200,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$0.72, shall be created, so that the authorised share capital shall be increased to US$720,000,000 divided into 1,000,000,000 shares, each with a par value of US$0.72, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

5)(f) If the Selected Ratio is 2:1:

i.	two issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 150,000,000 shares, each with a par value of US$0.48, comprising 149,700,000 Class A Ordinary Shares, 150,000 Class B Ordinary Shares and 150,000 Series A Preferred Shares.

ii.	Immediately thereafter, 849,700,000 additional authorized but unissued Class A Ordinary Shares, 150,000 additional authorized but unissued Class B Ordinary Shares and 150,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$0.48, shall be created, so that the authorised share capital shall be increased to US$480,000,000 divided into 1,000,000,000 shares, each with a par value of US$0.48, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

6) The increase in authorised share capital described in paragraph (5) above (the “Capital Increase”) relates solely to authorised share capital of the Company and does not itself constitute an allotment or issuance of any shares by the Company. All additional shares created pursuant to the Capital Increase shall be unissued.

7) Subject to the passing of this ordinary resolution and upon the occurrence of the Price Trigger, any Director of the Company be and is hereby authorised to confirm the Selected Ratio strictly in accordance with the mechanism set out above, confirm the effective date and time, and implement the Share Consolidation and the Capital Increase on the basis set out above and in Schedule 1 to the notice of the Meeting.

8) Any Director be and is hereby authorised to take all actions necessary or desirable to implement the Share Consolidation and the Capital Increase, including making any required filings; instructing the registered office provider to make all necessary filings with the Registrar of Companies in the Cayman Islands; instructing the share registrar and/or transfer agent to update the register of members; obtaining a new CUSIP; updating the corporate records; cancelling existing share certificates and issuing replacement certificates; and issuing such fractional number of shares as may be required solely to round fractional holdings up to the nearest whole share.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Daqing Mao
Daqing Mao
Chairman of the Board

Date: November 9, 2026

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